Exhibit 99.10

NICE Named a Leader in the 2024 Aragon Research Globe™ for Conversational AI
in the Intelligent Contact Center

NICE CXone identified for delivering a single unified platform for the entire CX journey

Hoboken, N.J., March 27, 2024 – NICE (Nasdaq: NICE) today announced that it has been named a Leader in the 2024 Aragon Research Globe for Conversational AI in the Intelligent Contact Center Report.

For a complimentary copy of the report, click here.

Aragon Research analysts evaluated 20 providers that include conversational AI technology within their intelligent contact center (ICC) offerings, or providing solutions focused exclusively for the ICC. Providers were ranked based on Strategy, Performance and Reach. NICE was identified as a Leader and highlighted for its portfolio of solutions extending beyond the contact center focused on improving customer experience through journey orchestration from the initial digital entry point to final issue resolution.

“NICE continues to bring CX AI solutions to market,” said Jim Lundy, Founder and CEO of Aragon Research. “NICE’s Enlighten Copilot, Autopilot and Actions solutions enable CX organizations to improve the experience for all stakeholders including employees, supervisors, CX leaders and customers.”

Aragon identified NICE for its Enlighten AI platform trained on CX interactions and layered with the latest generative AI to deliver next generation customer and employee experience. NICE Enlighten Copilot empowers agents and supervisors with personalized guidance and coaching. NICE Enlighten Autopilot delivers intelligent self-service solutions to complex issues through natural language conversations. NICE Enlighten Actions automates data-driven actions to achieve optimal outcomes.
Barry Cooper, President, CX Division, NICE, said, “We believe this recognition from Aragon exemplifies NICE’s commitment to delivering CX AI solutions tailormade for CX organizations.  NICE delivers the industry’s leading CX AI in the market specifically built for the fast-paced and ever-evolving landscape of CX. Each solution adds value to all CX stakeholders, meaning that every interaction that happens in any NICE Enlighten solution will yield value and ROI across the entire organization with the interconnected way it works across CXone.”

NICE was also named a Leader in the 2023 Aragon Research Globe for Conversational AI in the Intelligent Contact Center Report.

Aragon Research does not endorse vendors, or their products or services that are referenced in its research publications, and does not advise users to select those vendors that are rated the highest. Aragon Research publications consist of the opinions of Aragon Research and Advisory Services organization and should not be construed as statements of fact. Aragon Research provides its research publications and the information contained in them "AS IS," without warranty of any kind.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.